:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 001-13409

CUSIP NUMBER 595626102

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 3, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Midas, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1300 Arlington Heights Road
Address of Principal Executive Office (Street and Number)

Itasca, Illinois 60143
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Midas, Inc. (the “Company”) was not able to file its Annual Report on Form 10-K within the prescribed time period because an accounting error was discovered too late for the Company to correct the error and meet the filing deadline. In connection with the preparation of its fiscal 2008 year-end financial statements, the Company discovered an error in its pension projected benefit obligation. The actuarially determined projected benefit obligation was not properly considering certain plan amendments that changed the participant benefit formulas in 1988 and 1991. As a result, the Company’s projected benefit obligation was understated by $3.8 million at fiscal year end 2008. This error had accumulated over the time since the benefit formula changes took place. The Company is correcting this error by recording the cumulative impact as an adjustment to opening equity as of the beginning of fiscal 2006, and recording additional pension expense in fiscal 2008, 2007 and 2006. Specifically, the Company is recording a $2.1 million reduction to the pension asset, a $0.8 million deferred tax asset, and a $1.3 million reduction to retained earnings as of the beginning of fiscal 2006. In addition, the Company is recording additional pre-tax pension expense of $0.2 million, $0.4 million, and $0.3 million in fiscal 2008, 2007 and 2006, respectively.

The Company expects to file its Annual Report on Form 10-K within the 15-day extension period afforded by Rule 12b-25.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William M. Guzik	(630)	438-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its press release dated March 5, 2009, the Company reported net income for the fiscal year ended January 3, 2009 of $7.9 million, or $0.57 per diluted share. As explained above, the Company has discovered an error related to its pension projected benefit obligation. The error correction has been quantified as noted above. The correction will result in a reduction of fiscal 2008 net income of $0.1 million to $7.8 million. The impact per diluted share is a reduction of $0.01 to $0.56 per diluted share.

Midas, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 20, 2009	By:	/s/ William M. Guzik
Executive Vice President & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).